SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

11 March 2020

Dividend Declaration

Prudential has today announced its 2019 second interim dividend of 25.97 US cents per ordinary share.

As announced in the Circular published on 25 September 2019, Prudential has changed the presentation currency for its consolidated financial statements from pounds sterling to US dollars, starting with the full year ended 31 December 2019. Prudential now determines and declares its dividends in US dollars, commencing with dividends paid in 2020, including the 2019 second interim dividend.

Shareholders holding shares on the UK or Hong Kong share registers will continue to receive their dividend payments in either pounds sterling or Hong Kong dollars respectively, unless they elect otherwise.

Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in US dollars. Elections must be made through the relevant UK or Hong Kong share registrar on or before 23 April 2020. Further information is available at www.prudentialplc.com/investors/shareholder-information/dividend/dividend-currency-election.

The corresponding amount per share in pounds sterling and Hong Kong dollars is expected to be announced on or about 30 April 2020. The US dollar to pound sterling and Hong Kong dollar conversion rates will be determined by the actual rates achieved by Prudential buying those currencies during the two working days preceding the subsequent announcement.

Holders of American Depositary Receipts (ADRs) will continue to receive their dividend payments in US dollars through JPMorgan, the ADR Depositary.

Shareholders holding an interest in Prudential shares through The Central Depository (Pte) Limited (CDP) in Singapore will continue to receive their dividend payments in Singapore dollars at an exchange rate determined by CDP.

2019 second interim dividend timetable

Ex-dividend date	26 March 2020 (UK, Hong Kong and Singapore)
Record date	27 March 2020 (UK, Hong Kong and Singapore)
Currency election window closes	23 April 2020 (UK and Hong Kong)
Dividend Re-investment Plan election window closes	23 April 2020 (UK)
Pound sterling and Hong Kong dollar amount per share declared	On or about 30 April 2020
Payment date	15 May 2020 On or about 22 May 2020 (Singapore)

Registrars contact details

Register	Contact information
UK register: Equiniti Limited	Telephone: 0371 384 2035 Textel: 0371 384 2255 Telephone (outside the UK): +44 121 415 7026 Lines are open from 8.30am to 5.30pm (UKT), Monday to Friday excluding UK bank holidays
Hong Kong register: Computershare Hong Kong Investor Services Limited	Telephone: +852 2862 8555 Lines are open from 9:00am to 6:00pm (HKT), Monday to Friday

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 March 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Tom Clarkson

Tom Clarkson
Company Secretary